Exhibit 99.4

FORM OF LETTER TO BROKERS, DEALERS, BANKS AND OTHER NOMINEES

NAVIDEA BIOPHARMACEUTICALS, INC.

Units

Offered Pursuant to Subscription Rights

Distributed to Stockholders and Holders of Underwriter Warrants of

Navidea Biopharmaceuticals, Inc.

August [ ], 2022

To Brokers, Dealers, Banks and Other Nominees:

This letter is being distributed by Navidea Biopharmaceuticals, Inc. (the “Company”) to brokers, dealers, banks and other nominees in connection with the rights offering by the Company to subscribe for and purchase units, pursuant to non-transferable subscription rights distributed to all holders of record of the Company’s common stock, $0.001 par value per share (the “Common Stock”), warrants issued to the underwriter in the Company’s public offering in 2019 (the “Underwriter Warrants”), shares of its Series D redeemable convertible preferred stock, par value $0.001 (“Series D preferred stock”), or shares of its Series F redeemable convertible preferred stock, par value $0.001 (“Series F preferred stock”), as of 5:00 p.m., Eastern Time, on August 3, 2022, the record date. Each unit entitles the holder to one (1) share of the Company’s Series I Convertible Preferred Stock, $0.001 par value per share, and a warrant to purchase 1,538 shares of Common Stock. The subscription rights and units are described in the prospectus dated August [ ], 2022 (a copy of which accompanies this notice).

Pursuant to the rights offering, the Company is issuing subscription rights to subscribe for up to 35,000 units on the terms and subject to the conditions described in the prospectus, at a subscription price of $1,000 per unit.

The subscription rights may be exercised at any time during the subscription period, which commences on August 4, 2022 and ends at 5:00 p.m., Eastern Time, on August 17, 2022, the expiration date, unless extended by the Company.

As described in the prospectus, each beneficial owner of shares of Common Stock, Underwriter Warrants, shares of Series D preferred stock or shares of Series F preferred stock is entitled to one subscription right for every share of Common Stock owned by such beneficial owner on the record date or, in the case of the holders of Underwriter Warrants, Series D preferred stock and Series F preferred stock, for each share that such beneficial owner had the right to acquire on the record date pursuant to the exercise of the Underwriter Warrants or conversion of the Series D preferred stock or Series F preferred stock, evidenced by non-transferable subscription rights certificates registered in the record holder’s name or its nominee. Each subscription right entitles the holder to purchase one (1) unit at the subscription price, which we refer to as the basic subscription right.

Based on 30,364,792 shares of Common Stock outstanding as of July 29, 2022, 189,000 shares of Common Stock issuable upon exercise of the Underwriters Warrants, 1,368,211 shares of Common Stock issuable upon conversion of the Series D preferred stock, and 2,175,000 shares of Common Stock issuable upon conversion of the Series F preferred stock, we would grant subscription rights to acquire 34,097,003 units but will only accept subscriptions for 35,000 units. Accordingly, sufficient units may not be available to honor all subscriptions in full. If exercises of basic subscription right exceed the number of units available in the rights offering, we will allocate the available units pro-rata among the holders exercising the basic subscription right in proportion to the number of shares of our common stock each of those holders owned or deemed owned (in the case of the holders of Underwriter Warrants, Series D preferred stock and Series F preferred stock) on the record date, relative to the number of shares owned on the record date by all holders exercising the basic subscription right. If this pro-rata allocation results in any holders receiving a greater number of units than the holder subscribed for pursuant to the exercise of the basic subscription right, then such holder will be allocated only that number of units for which the holder subscribed, and the remaining units will be allocated among all other holders exercising their basic subscription right on the same pro rata basis described above. The proration process will be repeated until all units have been allocated. If for any reason the amount of units allocated to you is less than you have subscribed for, then the excess funds held by the Subscription Agent on your behalf will be returned to you, without interest, as soon as practicable after the rights offering has expired and all prorating calculations and reductions contemplated by the terms of the rights offering have been effected, and we will have no further obligations to you.

Holders who fully exercise their basic subscription right will be entitled to subscribe for additional units that remain unsubscribed as a result of any unexercised basic subscription right, which we refer to as the over-subscription privilege. Subject to stock ownership limitations described in the prospectus, if sufficient units are available, all over-subscription privilege requests will be honored in full. If over-subscription privilege requests for units exceed the remaining units available, the remaining units will be allocated pro-rata among holders who oversubscribe based on the number of shares of Common Stock held by all holders exercising the over-subscription privilege. If this pro rata allocation results in any holder receiving a greater number of units than the holder subscribed for, then such holder will be allocated only the number of units for which the holder oversubscribed, and the remaining units will be allocated among all holders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all units have been allocated.

The Company does not intend to issue fractional shares of Series I preferred stock or fractional shares of common stock upon exercise of warrants issued in the rights offering. To the extent that rounding occurs, any excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable following the expiration of the offering.

The Company is asking persons who hold shares of the Company’s Common Stock, Underwriter Warrants, shares of Series D preferred stock or shares of Series F preferred stock beneficially, and who have received the subscription rights distributable with respect to those securities through a broker, dealer, bank, or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them.

If you exercise subscription rights on behalf of beneficial owners, you will be required to certify to the subscription agent and the Company, in connection with such exercise, as to the aggregate number of subscription rights that have been exercised pursuant to the basic subscription right, whether the basic subscription right of each beneficial owner of subscription rights on whose behalf you are acting has been exercised in full, and the number of units being subscribed for pursuant to the over-subscription privilege by each beneficial owner of subscription rights on whose behalf you are acting.

The Company is asking you to contact your clients for whom you hold shares of Common Stock, Underwriter Warrants, shares of Series D preferred stock or shares of Series F preferred stock registered in your name or the name of your nominee to obtain instruction with respect to the subscription rights.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Form of Letter to Stockholders Who are Beneficial Holders

3.	Form of Beneficial Owner Election Form

4.	Form of Nominee Holder Certification

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the subscription agent, incurred in connection with the exercise of the subscription rights will be for the account of the holder, and none of such commissions, fees or expenses will be paid by the Company or the subscription agent.

Your prompt action is requested. The subscription agent must receive the property completed and duly executed rights subscription through DTCC and full payment of the subscription price for each unit subscribed for pursuant to the basic subscription right and over-subscription privilege, if applicable, prior to the expiration date.

A holder cannot revoke the exercise of a subscription right. Subscription rights not exercised at or prior to 5:00 p.m., Eastern Time, on the expiration date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE SUBSCRIPTION AND INFORMATION AGENT, TOLL-FREE AT (888) 789-8409 OR

BY EMAIL AT SHAREHOLDER@ BROADRIDGE.COM.

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